Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

August 12, 2021

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Midland National Life Insurance Company (the “Company”)
Form S-1 Registration Statement
File No. 333-254710

Commissioners:

The Company hereby agrees to file a post-effective amendment pursuant to Rule 462(d) solely with the purpose of including the consent of Eversheds Sutherland LLP as an exhibit to the above-referenced Form S-1 Registration Statement for the Company’s contingent deferred annuity contract.

If you have any questions, please contact me directly.

Sincerely,

/s/ Dodie Kent
Dodie Kent Partner Eversheds Sutherland (US) LLP

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